Exhibit 12.67

DTE Energy Company
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended	Year Ended December 31,
	March 31, 2016	2015	2014	2013	2012	2011
	(In millions)
Earnings:
Pretax earnings	$323	$950	$1,275	$922	$960	$991
Adjustments	7	(3)	(15)	(26)	71	4
Fixed charges	118	473	453	461	463	520
Net earnings	$448	$1,420	$1,713	$1,357	$1,494	$1,515

Fixed Charges:
Interest expense	$112	$446	$424	$432	$441	$490
Adjustments	6	27	29	29	22	30
Fixed charges	$118	$473	$453	$461	$463	$520

Ratio of earnings to fixed charges	3.80	3.00	3.78	2.94	3.23	2.91